                                     1995
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]

                    FOR THE FISCAL YEAR ENDED JULY 31, 1995


                         COMMISSION FILE NUMBER 1-6101




                                   ROHR INC.
                          SAVINGS PLAN FOR EMPLOYEES
                  COVERED BY COLLECTIVE BARGAINING AGREEMENTS

                  -------------------------------------------
                           (Full Title of the Plan)



                                  ROHR, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (Address of principal executive offices)
                                (619) 691-4111

                                (Telephone No.)

================================================================================

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF JULY 31, 1995 AND 1994
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                             2

  Statements of Changes in Net Assets Available for Benefits                 3-4

  Notes to Financial Statements                                              5-8

SCHEDULE AS OF JULY 31, 1995 PROVIDED IN COMPLIANCE
  WITH THE DEPARTMENT OF LABOR RULES AND REGULATIONS
  FOR REPORTING AND DISCLOSURES UNDER THE EMPLOYEE
  RETIREMENT INCOME SECURITY ACT OF 1974:

  Item 27a - Schedule of Assets Held for Investment                           9

  Item 27d - Schedule of Series Reportable Transactions                      10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Committee for the Administration of the
  Rohr, Inc. Savings Plans:

We have audited the accompanying statements of net assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

November 3, 1995

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1995 AND 1994
--------------------------------------------------------------------------------

ASSETS                                                  1995          1994
INVESTMENTS, AT FAIR VALUE (Note 1):
  Fidelity Growth and Income Portfolio              $11,401,175
  Fidelity Short Term Bond Portfolio                  7,116,644
  Fidelity Retirement Money Market Portfolio            357,705
  Rohr Stock Fund                                       566,456
  Investment in Master Trust Funds                                $19,384,092
                                                    -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $19,441,980   $19,384,092
                                                    ===========   ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1995
--------------------------------------------------------------------------------

                                                                                          GROWTH
                                                                 CAPITAL       ROHR         AND
                                                  EQUITY      ACCUMULATION     STOCK      INCOME
                                                   FUND           FUND         FUND      PORTFOLIO
ADDITIONS:
  Contributions:
    Employees                                   $   167,189    $   167,906   $ 69,287   $   340,222
    Employer                                         37,596         38,482     15,200        74,365
                                                -----------    -----------   --------   -----------
                                                    204,785        206,388     84,487       414,587

    Net realized and unrealized appreciation
      (depreciation) in fair value of
      investments                                  (238,935)      (219,972)   121,752     1,834,670
    Dividends                                       114,561                                 317,577
    Interest                                         12,762        196,893        184         1,410
                                                -----------    -----------   --------   -----------

                                                   (111,612)       (23,079)   121,936     2,153,657
                                                -----------    -----------   --------   -----------

                                                     93,173        183,309    206,423     2,568,244
                                                -----------    -----------   --------   -----------

DEDUCTIONS:
  Withdrawals and benefit payments                  620,016        818,510    124,785       984,621
  Administrative expenses                            36,464         15,123      2,486        15,630
                                                -----------    -----------   --------   -----------

                                                    656,480        833,633    127,271     1,000,251
                                                -----------    -----------   --------   -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                              (563,307)      (650,324)    79,152     1,567,993
INTERFUND TRANSFERS                                 148,010       (141,373)   (41,245)      277,801
                                                -----------    -----------   --------   -----------

NET INCREASE (DECREASE)                            (415,297)      (791,697)    37,907     1,845,794

NET ASSETS AVAILABLE FOR BENEFITS
  BEGINNING OF YEAR                               9,970,678      8,884,865    528,549

NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)                           (9,555,381)    (8,093,168)               9,555,381
                                                -----------    -----------   --------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                   $         0    $         0   $566,456   $11,401,175
                                                ===========    ===========   ========   ===========

                                                   SHORT     RETIREMENT
                                                   TERM       MONEY
                                                   BOND       MARKET
                                                PORTFOLIO    PORTFOLIO       TOTAL
ADDITIONS:
  Contributions:
    Employees                                   $  310,798   $ 10,617     $ 1,066,019
    Employer                                        84,307      2,013         251,913
                                                ----------   --------     -----------
                                                   395,105     12,630       1,317,982

    Net realized and unrealized appreciation
      (depreciation) in fair value of
      investments                                  (31,362)                 1,466,153
    Dividends                                      307,194      8,229         747,561
    Interest                                        (4,432)                   206,817
                                                ----------   --------     -----------

                                                   271,400      8,229       2,420,531
                                                ----------   --------     -----------

                                                   666,505     20,859       3,738,513
                                                ----------   --------     -----------

DEDUCTIONS:
  Withdrawals and benefit payments               1,047,816      8,050       3,603,798
  Administrative expenses                            6,901        223          76,827
                                                ----------   --------     -----------

                                                 1,054,717      8,273       3,680,625
                                                ----------   --------     -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                             (388,212)    12,586          57,888
INTERFUND TRANSFERS                               (588,312)   345,119
                                                ----------   --------     -----------

NET INCREASE (DECREASE)                           (976,524)   357,705          57,888

NET ASSETS AVAILABLE FOR BENEFITS
  BEGINNING OF YEAR                                                        19,384,092

NET INCREASE (DECREASE) DUE TO TRANSFER
  TO FIDELITY (Note 1)                           8,093,168
                                                ----------   --------     -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                   $7,116,644   $357,705     $19,441,980
                                                ==========   ========     ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1994
--------------------------------------------------------------------------------

                                                     CAPITAL        ROHR
                                       EQUITY      ACCUMULATION     STOCK
                                        FUND          FUND          FUND        TOTAL
ADDITIONS:
  Contributions:
    Employees                        $   583,630   $   626,191    $ 86,574   $ 1,296,395
    Employer                             122,220       134,332      18,699       275,251
                                     -----------   -----------    --------   -----------

                                         705,850       760,523     105,273     1,571,646

  Plan interest in Master
    Trust investment income:
    Net appreciation (depreciation)
      in fair value of investments       174,414      (423,657)    138,691      (110,552)
    Dividends                            393,062                                 393,062
    Interest                              20,729       626,680         481       647,890
                                     -----------   -----------    --------   -----------

                                         588,205       203,023     139,172       930,400
                                     -----------   -----------    --------   -----------

                                       1,294,055       963,546     244,445     2,502,046
                                     -----------   -----------    --------   -----------

DEDUCTIONS:
  Withdrawals and benefit payments     2,241,600     2,676,182     113,700     5,031,482
  Administrative expenses                 68,226        36,142       4,342       108,710
                                     -----------   -----------    --------   -----------
                                       2,309,826     2,712,324     118,042     5,140,192
                                     -----------   -----------    --------   -----------
NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                 (1,015,771)   (1,748,778)    126,403    (2,638,146)
INTERFUND TRANSFERS                      137,664      (124,245)    (13,419)
                                     -----------   -----------    --------   -----------

NET INCREASE (DECREASE)                 (878,107)   (1,873,023)    112,984    (2,638,146)
                                     -----------   -----------    --------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                   10,848,785    10,757,888     415,565    22,022,238
                                     -----------   -----------    --------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                        $ 9,970,678   $ 8,884,865    $528,549   $19,384,092
                                     ===========   ===========    ========   ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1995 AND 1994
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a defined contribution savings plan, first made effective January 1, 1966, and restated December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Purpose of the Plan - The purpose of the Rohr, Inc. Savings Plan For Employees Covered By Collective Bargaining Agreements (Restated, 1994) (as amended to the date hereof, the "Plan") is to provide a regular savings and investment program for eligible employees of Rohr, Inc. and its subsidiaries.

     Change in Trustees - Effective December 1, 1994, the assets held by the Plan were transferred from Mellon Trust to the Fidelity Management Trust Company. All investments formerly held by Mellon Trust were effectively sold at their market values on this date and the proceeds transferred to Fidelity Management Trust Company ("Fidelity") and invested into Fidelity managed mutual funds.

     Participation in the Plan - Employees of Rohr, Inc. (the "Company") are eligible to participate in the Plan if they: (1) are covered by a collective bargaining agreement specifying that they are to be covered by the Plan and (2) have completed 12 calendar months of employment.

     Contributions Under the Plan - Upon enrollment in the Plan, each Participant must elect to contribute certain dollar amounts, solely by payroll deductions made at each payroll date. The amount which may be specified and deducted from an Employee's payroll for each two week period ranging from $10 to $140.

     The Company will contribute an amount equal to twenty five percent (25%) of the first seventy dollars of the contribution made by each Member for any two-week period referred to above ("Company Contributions") provided that the maximum Company contribution for any Member for any such two-week period shall be seventeen dollars and fifty cents ($17.50). Notwithstanding the foregoing, the Company's aggregate contributions at any time will not exceed its then accumulated earnings and profits.

     Participants' Accounts - Fidelity, the Plan's asset manager, maintains an account for each participant. The participants' accounts are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses. Prior to December 1, 1994, such accounts were maintained by Rohr.

     Investment Funds Included Within the Plan - Prior to December 1, 1994, each participant had the option of electing to invest in the Capital Accumulation Fund, Equity Fund or Rohr Stock Fund in any combination of 25% increments. The Capital Accumulation Fund was invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund was invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers. The Rohr Stock Fund was invested in common stock of the Company. As of December 1, 1994, Fidelity became the Plan's new investment provider, trustee and recordkeeper. Each participant has the option of electing to invest in the Fidelity Retirement Money Market Portfolio, Fidelity Short-Term Bond Portfolio, Fidelity Growth & Income Portfolio or Rohr Stock Fund in any combination of 25% increments.

          The Fidelity Retirement Money Market Portfolio - A portfolio invested in short-term money market securities with maturities less than 90 days:

          The Fidelity Short-Term Bond Portfolio - A portfolio invested primarily in investment grade debt securities of unaffiliated issues.

          The Fidelity Growth and Income Portfolio - A portfolio invested in a combination of U.S. and foreign stocks and debt securities of unaffiliated issues.

          The Rohr Stock Fund - A fund invested in the common stock of the Company.

     Vesting Provisions of the Plan - The participants cumulatively vest 20% in the Company's contributions for each 12 months of service up to 100%.

     Withdrawals Under the Plan - Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the value of the investments held in his account upon retirement, death, entry into the armed forces, permanent and total disability, layoff, or termination for other reasons. Upon termination of employment for any reason, participants have the option of deferring distribution of savings until the later of retirement or attainment of age 70-1/2. Active employees must make a total withdrawal by April 1 following the calendar year they attain the age 70-1/2.

     A participant may voluntarily withdraw from the Plan but may not thereafter become a participant in the Plan again until 12 months have elapsed. The amount distributable upon withdrawal includes the full value of the investments held in the withdrawing participant's account attributable to his own contributions and the value of the investments attributable to that portion of the Company's contributions that has become vested.

     A Participant may also make a partial withdrawal of the amounts in his or her Account under the Plan if such a partial withdrawal is approved by the Plan Administrator as being required to relieve financial hardship caused by such matters as illness or disability of the Participant or a dependent member of his or her immediate family or a situation beyond the Participant's control involving serious financial loss.

     Only one partial withdrawal may be made during any six month period, and for six months after such partial withdrawal no further contributions may be made by the Participant or the Company for his or her account. Any partial withdrawal must be for at least $100, and any larger amount must be in added increments of $50. Withdrawals can only be made from fully vested Company contributions or from Participant contributions that have been in the Plan at least seventeen quarters.

     The Plan does not reflect as liabilities amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid. Such withdrawals payable amounted to $0 and $681,151 at July 31, 1995 and 1994, respectively.

     Forfeiture of Interest Under the Plan - The value of investments in each Participant's account attributable to the Participant's own contributions is not subject to forfeiture. Any Participant who voluntarily withdraws or whose employment is terminated for reasons other than retirement, layoff for four weeks or more, death, entry into the armed forces or permanent and total disability will forfeit that portion of the value of his account attributable to the Company's contributions in which no interest has vested.

     All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

     Termination of the Plan - The Company has the right to terminate the Plan at any time, except as provided in any applicable provision in a collective bargaining agreement whose term has not expired. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The Plan's financial statements are prepared on the accrual basis of accounting. Plan investments are stated at fair value. Fair values were determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

3.   INVESTMENTS

     Rohr, Inc. had established Master Trust Funds to provide a medium for the commingling for investment purposes of assets held in trust by Mellon Bank, N.A. under various employee benefit plans qualified under the Internal Revenue Code and maintained by the Company.

     The fair value of the Plan's investment in net assets of the Master Trust Funds as of July 31, 1994 was as follows:

                                                         CAPITAL        ROHR
                                            EQUITY     ACCUMULATION     STOCK
     JULY 31, 1994                           FUND         FUND          FUND        TOTAL
     Plan's interest                         3.15%       11.66%        11.68%        4.88%

     Common stock                         $8,905,263                  $528,383    $ 9,433,646
     Preferred stock                         351,081                                  351,081
     United States government securities               $7,877,699                   7,877,699
     Cash and cash equivalents               793,610      854,915       13,483      1,662,008
     Other assets, net of liabilities        (79,276)     152,251      (13,317)        59,658
                                          ----------   ----------     --------    -----------

     Plan's investment                    $9,970,678   $8,884,865     $528,549    $19,384,092
                                          ==========   ==========     ========    ===========

     On December 1, 1994, all assets of the Plan were transfered to Fidelity and invested into Fidelity managed mutual funds (see Note 1).

     The Plan's interest in the Rohr Stock Fund represents 38,051 and 45,946 shares of Rohr, Inc. common stock as of July 31, 1995 and 1994, respectively.

4.   TAX STATUS

     The Company has obtained a determination letter from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under
     Section 501(a) of the Code.

     Participants are not subject to tax on Company contributions or on income or gains in Plan funds until a distribution from the Plan, as determined under Internal Revenue Service Rules, is made to them.

5.   PARTICIPANT UNITS AND UNIT VALUES

     The ending monthly participant units and unit values for the year ending July 31, 1995 and 1994 were as follows:

                                                      CAPITAL
                           EQUITY FUND           ACCUMULATION FUND       ROHR STOCK FUND
                     ----------------------   ----------------------   --------------------
         1994          UNITS     UNIT VALUE     UNITS     UNIT VALUE    UNITS    UNIT VALUE
     August, 1993    1,106,612     $ 9.80     2,480,262      $4.34     388,705      $1.07
     September       1,088,375       9.77     2,384,360       4.35     340,277       1.02
     October         1,088,001       9.94     2,359,578       4.36     342,493       1.10
     November        1,109,749       9.52     2,292,175       4.35     331,419       1.29
     December        1,064,921      10.04     2,217,511       4.37     321,762       1.57
     January, 1994   1,066,828      10.44     2,237,205       4.40     326,903       1.51
     February        1,062,729      10.13     2,208,743       4.36     324,202       1.41
     March           1,003,032       9.61     2,130,733       4.33     313,304       1.30
     April             998,823       9.77     2,094,371       4.31     313,637       1.23
     May             1,004,227       9.87     2,106,452       4.31     319,237       1.33
     June            1,006,188       9.69     2,037,545       4.32     323,427       1.47
     July              999,577       9.97     2,033,383       4.37     328,455       1.61

         1995
     August, 1994      976,755     $10.37     1,962,275      $4.37     322,614      $1.44
     September         975,583      10.15     1,947,542       4.35     323,947       1.29
     October           978,485      10.21     1,907,497       4.36     318,751       1.27
     November          972,237       9.81     1,865,089       4.33     313,625       1.27

     Plan investments were not unitized effective December 1, 1994. As such, ending monthly participant units and unit values for periods subsequent to November 1994 are not presented.

                                  * * * * * *

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF JULY 31, 1995
--------------------------------------------------------------------------------

                                                       PLAN'S         PLAN'S
                                                     INVESTMENT     INVESTMENT
FUND                                                   AT COST     AT FAIR VALUE
Rohr Stock                                           $   401,998    $   566,456
Fidelity Growth and Income                             9,646,030     11,401,175
Fidelity Short-Term Bond Portfolio                     7,125,160      7,116,644
Fidelity Retirement Money Market Portfolio               357,705        357,705
                                                     -----------    -----------

Total assets held for investment                     $17,530,893    $19,441,980
                                                     ===========    ===========

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

ITEM 27d - SCHEDULE OF SERIES REPORTABLE TRANSACTIONS
AS OF JULY 31, 1995
--------------------------------------------------------------------------------

                                                                                CURRENT VALUE
                                                                                 OF ASSET ON
IDENTITY OF PARTY         DESCRIPTION     PURCHASE     SELLING      COST OF      TRANSACTION    NET GAIN
   INVOLVED               OF ASSETS       PRICE        PRICE        ASSETS         DATE         (LOSS)
Rohr Stock                Mutual Fund   $   680,005
Rohr Stock                Mutual Fund                 $  120,403   $  133,613    $  120,403     $(13,210)

Growth and Income         Mutual Fund    10,666,200
Growth and Income         Mutual Fund                  1,103,934    1,025,511     1,103,934       78,423

Short Term Bond           Mutual Fund     8,815,417
Short Term Bond           Mutual Fund                  1,662,980    1,685,825     1,662,980      (22,845)

Retirement Money Market   Mutual Fund       387,194
Retirement Money Market   Mutual Fund                     29,489       29,489        29,489            0

                                   Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        ROHR INC.
                                        SAVINGS PLAN FOR EMPLOYEES
                                        COVERED BY COLLECTIVE
                                        BARGAINING AGREEMENTS
                                        (Restated, 1994)


                                        By: /s/ A.L. MAJORS
                                           -----------------------------
                                           A.L. Majors, Chairman
                                           Administrative Committee for the
                                           Rohr Inc.
                                           Savings Plan for Employees
                                           Covered by Collective Bargaining
                                           Agreements (Restated, 1994)


Date: January 18, 1996



                                      11